Exhibit 99.3

February 13, 2013

Empire Energy USA, LLC

17 Arentzen Blvd.

Vista 1 Prof. Bldg, Suite 203

Charleroi, PA 15022-1085

Attn:	Mr. Bruce McLeod
Executive Chairman

Re:	Oil, Condensate and Natural Gas Reserves
Empire Energy USA, LLC
As of December 1, 2012

Gentlemen:

At your request the firm of Ralph E. Davis Associates, Inc. (Davis) has prepared an evaluation of the proved natural gas reserves of the Hawthorne and Mayville Districts leaseholds in which Empire Energy USA, LLC (Empire) has certain interests. This report presents a summary of the Proved, Probable and Possible reserves anticipated to be produced from Empire’s interest.

The reserves associated with these estimates have been classified in accordance with the definitions of reserves within the Petroleum Resources Management System (PRMS) document as co-sponsored by the Society of Petroleum Engineers, the World Petroleum Council, the American Association of Petroleum Geologists and the Society of Petroleum Evaluation Engineers. These definitions are included as a portion of this letter.

We have also estimated the future net revenue and discounted present value associated with these reserves as of December 1, 2012, utilizing a scenario of specific non-escalated product prices as well as non-escalated costs of operations, i.e., prices and costs were not escalated above current values as detailed later in this report. The present value is presented for your information and should not be construed as an estimate of the fair market value.

Empire Energy USA, LLC	February 13, 2013
Oil, Condensate and Natural Gas Reserves	Page 2 of 7
Mr. Bruce McLeod

The summarized results of the reserve audit are as follows:

Estimated Proved and Probable Reserves

Net to Empire Energy USA, LLC

As of December 1, 2012

NYMEX HEDGE PRICE

	Estimated Net Reserves		Estimated Future Net Income ($1,000)
Reserve Category	MBarrels	MMCF	Undiscounted	Discounted @ 10%

PROVED RESERVES
Producing	53.37	34,040.78	$91,761.63	$39,233.93

Behind Pipe	-	102.33	$159.36	$24.50

Shut-In	0.00	236.85	$451.19	$208.10

Undeveloped	-	21,714.13	$24,296.99	$(8,715.56)

TOTAL PROVED	53.37	56,094.10	$116,669.18	$30,750.98

PROBABLE RESERVES
Undeveloped	-	7,445.64	$27,779.33	$4,729.63

TOTAL PROBABLE	-	7,445.64	$27,779.33	$4,729.63

POSSIBLE RESERVES
Behind Pipe	33.56	888.59	$4,983.07	$2,597.66

Undeveloped	-	3,929.70	$13,411.64	$2,137.80

TOTAL POSSIBLE	33.56	4,818.29	$18,394.71	$4,735.46

GRAND TOTAL	86.92	68,358.02	$162,843.22	$40,216.07

Note: Errors on addition are due to rounding.

Liquid volumes are expressed in thousands of barrels (MBbls) of stock tank oil. Gas volumes are expressed in millions of standard cubic feet (MMSCF) at the official temperature and pressure bases of the areas wherein the gas reserves are located.

RALPH E. DAVIS ASSOCIATES, INC.

Texas Registered Engineering Firm F-1529

Empire Energy USA, LLC	February 13, 2013
Oil, Condensate and Natural Gas Reserves	Page 3 of 7
Mr. Bruce McLeod

DISCUSSION

The scope of this study was to prepare estimates of the proved, probable and possible reserves attributable to the interests of Empire. Reserve estimates were prepared by Davis according to SPE standards and were based in large part on basic data supplied by Empire. The quantities presented herein are estimated reserves of natural gas that geologic and engineering data demonstrate can be recovered from known reservoirs under current economic conditions with reasonable certainty.

The evaluated properties encompass both the interest in properties previously evaluated for Empire as well as the interest position acquired in properties acquired from Range Resources. The summary presentation of reserves by category also includes summaries by each property group.

Empire properties (Hawthorne District) - Certain properties which have been drilled and have previously produced are classified as proved non-producing. Those wells considered to have recoverable reserves are scheduled to be placed on production at a future date.

Range properties (Mayville District) – Completed wells in the Range acquisition are classified as behind pipe and non-producing. Behind pipe reserves are in intervals not yet completed within an existing wellbore and are scheduled to be placed on production at a future date. Non-producing reserves may be in well’s drilled and completed, but not yet tied into the gathering system or in wells which have previously produced are shut in and are considered to have recoverable reserves. Non-producing reserves are not set up at the present time because of lack of essential data.

Reserves classified as undeveloped are scheduled for drilling beginning in 2014. The undrilled locations in the Empire and Range properties have been reviewed on an individual well location basis, with the estimate of recoverable reserves associated with the results for nearby producing properties.

DATA SOURCE

Basic well and field data used in the preparation of this report were furnished by Empire or were obtained from commercial sources or from Davis’ own database of information. Records as they pertain to factual matters such as acreage controlled the number and depths of wells, reservoir pressure and/or production history, the existence of contractual obligations to others and similar matters were accepted as presented.

Additionally, the analyses of these properties utilized not only the basic data on the subject wells but also data on analogous properties as provided. Well logs, ownership interest, revenues received from the sale of products and operating costs were furnished by Empire. No physical inspection of the properties was made nor any well tests conducted.

RALPH E. DAVIS ASSOCIATES, INC.

Texas Registered Engineering Firm F-1529

Empire Energy USA, LLC	February 13, 2013
Oil, Condensate and Natural Gas Reserves	Page 4 of 7
Mr. Bruce McLeod

Operating cost data were provided by Empire and were utilized to estimate the direct cost of operation for each property or producing unit.

RESERVE ESTIMATES

The estimate of reserves included in this report is based primarily upon production history or analogy with wells in the area producing from the same or similar formations. In addition to individual well production history, geological and well test information, when available, were utilized in the evaluation. Individual well production histories were analyzed and forecast until an anticipated economic limit.

Estimates of reserves to be recovered from undrilled locations are based upon not only the ultimate reserve potential of existing Empire wells, but also completions by other operators in the area of interest. In certain situations studies by Davis of analogous completions has resulted in the development of an average completion than can be anticipated for a specific area, as well as a production profile that recovers the estimated ultimate reserve. This methodology has been utilized in this evaluation.

The reserves included in this report are estimates only and should not be construed as being exact quantities. The accuracy of the estimates is dependent upon the quality of available data and upon the independent geological and engineering interpretation of that data. The quantities presented herein are estimated reserves of oil, natural gas and condensate that geologic and engineering data demonstrate can be recovered from known reservoirs under current economic conditions with reasonable certainty. Reserve estimates presented in this report are calculated using acceptable methods and procedures and are believed to be appropriate and reasonable; however, future reservoir performance may justify revision of these estimates.

PRODUCING RATES

For the purpose of this report, estimated reserves are scheduled for recovery primarily on the basis of actual producing rates or appropriate well test information. They were prepared giving consideration to engineering and geological data such as reservoir pressure, anticipated producing mechanisms, the number and types of completions, as well as past performance of analogous reservoirs.

These and other future rates may be subject to regulation by various agencies, changes in market demand or other factors; consequently, reserves recovered and the actual rates of recovery may vary from the estimates included herein. Scheduled dates of future well completions may vary from that provided by Empire due to changes in market demand or the availability of materials and/or capital; however, the timing of the wells and their estimated rates of production are reasonable and consistent with established performance to date.

RALPH E. DAVIS ASSOCIATES, INC.

Texas Registered Engineering Firm F-1529

Empire Energy USA, LLC	February 13, 2013
Oil, Condensate and Natural Gas Reserves	Page 5 of 7
Mr. Bruce McLeod

PRICES

Prices utilized in this evaluation are summarized as follows:

Crude Oil and Condensate – WTI Future Prices: The unit price used throughout this report for crude oil and condensate is based upon WTI futures pricing (Cushing OK 12/01/2012) for the next six years. An initial price of $89.77 per barrel for fiscal 2013 was varied until a price of $85.76 per barrel for fiscal 2018. The scheduled price for 2018 was then held flat throughout the remaining producing life of the properties. Prices for liquid reserves scheduled for production at some future date were estimated using these same prices.

Natural Gas – Henry Hub Future Prices: The unit price used throughout this report for natural gas is based upon a NYMEX futures pricing (Henry Hub 12/01/2012) for the next six years. An initial price of $3.75 per MMBTU of natural gas for fiscal 2013 was varied until a price of $4.91 per MMBTU for fiscal 2018. The scheduled price for fiscal 2018 was then held flat throughout the remaining producing life of the properties. The benchmark prices were adjusted for price differentials. Prices for natural gas reserves scheduled for initial production at some future date were estimated using these same prices

Empire has furnished information that volumes of gas have been hedged for production from the Empire Range properties through November 2018.

Original Empire Properties – The volumes hedged and the hedge sales price both vary over the effective time. Volumes produced over the hedge volumes are then valued at prices listed above and result in an average sale price of $4.71 for fiscal 2013, $4.51 for fiscal 2014, $4.82 for fiscal 2015, $4.58 for fiscal 2016, $4.76 for fiscal 2017 and $5.01 for fiscal 2018. Beginning in December 2018 the total produced volume is based on the Henry Hub forecast, adjusted for price differential and is held consent at $4.88 for the life of the reserves.

Range Acquired Properties – The volumes hedged and the hedge sales price both vary over the effective time. Volumes produced over the hedge volumes are then valued at the Benchmark prices listed above and result in an average sale price of $5.26 for fiscal 2013, $5.40 for fiscal 2014, $5.15 for fiscal 2015, $4.58 for fiscal 2016, $4.84 for fiscal 2017 and $5.08 for fiscal 2018. Beginning in December 2018 the total produced volume is based on the Henry Hub forecast, adjusted for price differential and is held consent at $5.33 for the life of the reserves. The gas prices are adjusted for BTU content. Prices for oil and liquid volumes are based on the West Texas Intermediate forecast.

RALPH E. DAVIS ASSOCIATES, INC.

Texas Registered Engineering Firm F-1529

Empire Energy USA, LLC	February 13, 2013
Oil, Condensate and Natural Gas Reserves	Page 6 of 7
Mr. Bruce McLeod

OPERATING COST

Operating cost data for the twelve months of fiscal 2012 were provided by the Company and were utilized herein. Monthly operating costs were assigned to the wells on a fixed and variable cost basis. The fixed costs are the quotient of the average monthly fixed operating costs divided by the average number of producing wells. Per well variable costs were assigned on a cost per Mcf basis, which was derived by dividing the total period variable costs by the total production (Mcfs) during the period.

FUTURE NET INCOME

Future net income is based upon gross income from future production, less direct operating expenses and taxes (production, severance, ad valorem or other). Estimated future capital for development was also deducted from gross income at the time it will be expended. No allowance was made for depletion, depreciation, income taxes or administrative expense.

Direct lease operating expense includes direct cost of operations of each lease or an estimated value for future operations based upon analogous properties. Lease operating expenses were held flat throughout the producing life of the properties. Neither the cost to abandon onshore properties nor the salvage value of equipment was considered in this report.

Future net income has been discounted for present worth at values ranging from 0 to 100 percent using continuous discounting. In this report the future net income is discounted at a primary rate of ten (10.0) percent.

GENERAL

Empire Energy USA, LLC has provided access to all of its accounts, records, geological and engineering data, reports and other information as required for this audit. The ownership interests, product classifications relating to prices and other factual data were accepted as furnished without verification.

No consideration was given in this report to potential environmental liabilities which may exist, nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

This report has been prepared for the exclusive use of Empire Energy USA, LLC and shall not be reproduced, distributed or made available to any other company without the written consent of Ralph E. Davis Associates, Inc. Such consent will not be unreasonably withheld if the report is utilized in its entirety.

RALPH E. DAVIS ASSOCIATES, INC.

Texas Registered Engineering Firm F-1529

Empire Energy USA, LLC	February 13, 2013
Oil, Condensate and Natural Gas Reserves	Page 7 of 7
Mr. Bruce McLeod

Neither Ralph E. Davis Associates, Inc. nor any of its employees have any interest in Empire Energy USA, LLC or the properties reported herein. The employment and compensation to make this study are not contingent on our estimate of reserves.

We appreciate the opportunity to be of service to you in this matter and will be glad to address any questions or inquiries you may have.

Very truly yours,

RALPH E. DAVIS ASSOCIATES, INC.

/s/ Allen C. Barron
Allen C. Barron, P. E.
President

RALPH E. DAVIS ASSOCIATES, INC.

Texas Registered Engineering Firm F-1529